UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Gas Natural Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

367204104

(CUSIP Number)

Anne E. Gold

First Reserve

One Lafayette Place

Greenwich, CT 06830

(203) 625-2536

with a copy to:

William E. Curbow, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue,

New York, NY 10017

(212) 455-3160

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367204104	13D	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FR Bison Merger Sub, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0 (*)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0 (*)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0 (*)
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	On November 3, 2016, Alison D. Masters, on behalf of herself and all other similarly situated shareholders of Gas Natural Inc. filed a complaint, subsequently amended on November 17, 2016 (the “Masters Complaint”) alleging that FR Bison Holdings, Inc., FR Bison Merger Sub, Inc. and First Reserve Energy Infrastructure Fund II, L.P. acquired beneficial ownership of the shares of Common Stock (as defined herein) owned by the Stockholder (as defined herein) as a result of the Support Agreement (as defined herein) described in this Statement on Schedule 13D. In an Amendment to Schedule 13D filed by the Stockholder on December 7, 2016, the Stockholder reported beneficial ownership of 1,040,640 shares of Common Stock, constituting, according to the Stockholder Schedule 13D, 9.9% of the outstanding Common Stock. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) the Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock included in the Stockholder Schedule 13D for purposes of Section 13(d) of the Exchange Act, and for any other purpose, and neither the filing of this Statement on Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

CUSIP No. 367204104	13D	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FR Bison Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0 (*)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0 (*)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0 (*)
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	On November 3, 2016, Alison D. Masters, on behalf of herself and all other similarly situated shareholders of Gas Natural Inc. filed a complaint, subsequently amended on November 17, 2016 (the “Masters Complaint”) alleging that FR Bison Holdings, Inc., FR Bison Merger Sub, Inc. and First Reserve Energy Infrastructure Fund II, L.P. acquired beneficial ownership of the shares of Common Stock (as defined herein) owned by the Stockholder (as defined herein) as a result of the Support Agreement (as defined herein) described in this Statement on Schedule 13D. In an Amendment to Schedule 13D filed by the Stockholder on December 7, 2016, the Stockholder reported beneficial ownership of 1,040,640 shares of Common Stock, constituting, according to the Stockholder Schedule 13D, 9.9% of the outstanding Common Stock. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) the Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock included in the Stockholder Schedule 13D for purposes of Section 13(d) of the Exchange Act, and for any other purpose, and neither the filing of this Statement on Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

CUSIP No. 367204104	13D	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) First Reserve Energy Infrastructure Fund II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0 (*)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0 (*)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0 (*)
14.	TYPE OF REPORTING PERSON (see instructions) PN

*	On November 3, 2016, Alison D. Masters, on behalf of herself and all other similarly situated shareholders of Gas Natural Inc. filed a complaint, subsequently amended on November 17, 2016 (the “Masters Complaint”) alleging that FR Bison Holdings, Inc., FR Bison Merger Sub, Inc. and First Reserve Energy Infrastructure Fund II, L.P. acquired beneficial ownership of the shares of Common Stock (as defined herein) owned by the Stockholder (as defined herein) as a result of the Support Agreement (as defined herein) described in this Statement on Schedule 13D. In an Amendment to Schedule 13D filed by the Stockholder on December 7, 2016, the Stockholder reported beneficial ownership of 1,040,640 shares of Common Stock, constituting, according to the Stockholder Schedule 13D, 9.9% of the outstanding Common Stock. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) the Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock included in the Stockholder Schedule 13D for purposes of Section 13(d) of the Exchange Act, and for any other purpose, and neither the filing of this Statement on Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

CUSIP No. 367204104	13D	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FREIF II Echo AIV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0 (*)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0 (*)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0 (*)
14.	TYPE OF REPORTING PERSON (see instructions) PN

*	On November 3, 2016, Alison D. Masters, on behalf of herself and all other similarly situated shareholders of Gas Natural Inc. filed a complaint, subsequently amended on November 17, 2016 (the “Masters Complaint”) alleging that FR Bison Holdings, Inc., FR Bison Merger Sub, Inc. and First Reserve Energy Infrastructure Fund II, L.P. acquired beneficial ownership of the shares of Common Stock (as defined herein) owned by the Stockholder (as defined herein) as a result of the Support Agreement (as defined herein) described in this Statement on Schedule 13D. In an Amendment to Schedule 13D filed by the Stockholder on December 7, 2016, the Stockholder reported beneficial ownership of 1,040,640 shares of Common Stock, constituting, according to the Stockholder Schedule 13D, 9.9% of the outstanding Common Stock. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) the Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock included in the Stockholder Schedule 13D for purposes of Section 13(d) of the Exchange Act, and for any other purpose, and neither the filing of this Statement on Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

CUSIP No. 367204104	13D	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) First Reserve Energy Infrastructure GP II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0 (*)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0 (*)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0 (*)
14.	TYPE OF REPORTING PERSON (see instructions) PN

*	On November 3, 2016, Alison D. Masters, on behalf of herself and all other similarly situated shareholders of Gas Natural Inc. filed a complaint, subsequently amended on November 17, 2016 (the “Masters Complaint”) alleging that FR Bison Holdings, Inc., FR Bison Merger Sub, Inc. and First Reserve Energy Infrastructure Fund II, L.P. acquired beneficial ownership of the shares of Common Stock (as defined herein) owned by the Stockholder (as defined herein) as a result of the Support Agreement (as defined herein) described in this Statement on Schedule 13D. In an Amendment to Schedule 13D filed by the Stockholder on December 7, 2016, the Stockholder reported beneficial ownership of 1,040,640 shares of Common Stock, constituting, according to the Stockholder Schedule 13D, 9.9% of the outstanding Common Stock. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) the Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock included in the Stockholder Schedule 13D for purposes of Section 13(d) of the Exchange Act, and for any other purpose, and neither the filing of this Statement on Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

CUSIP No. 367204104	13D	Page 7 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) First Reserve Energy Infrastructure GP II Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0 (*)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0 (*)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0 (*)
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	On November 3, 2016, Alison D. Masters, on behalf of herself and all other similarly situated shareholders of Gas Natural Inc. filed a complaint, subsequently amended on November 17, 2016 (the “Masters Complaint”) alleging that FR Bison Holdings, Inc., FR Bison Merger Sub, Inc. and First Reserve Energy Infrastructure Fund II, L.P. acquired beneficial ownership of the shares of Common Stock (as defined herein) owned by the Stockholder (as defined herein) as a result of the Support Agreement (as defined herein) described in this Statement on Schedule 13D. In an Amendment to Schedule 13D filed by the Stockholder on December 7, 2016, the Stockholder reported beneficial ownership of 1,040,640 shares of Common Stock, constituting, according to the Stockholder Schedule 13D, 9.9% of the outstanding Common Stock. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) the Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock included in the Stockholder Schedule 13D for purposes of Section 13(d) of the Exchange Act, and for any other purpose, and neither the filing of this Statement on Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

CUSIP No. 367204104	13D	Page 8 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William E. Macaulay
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0 (*)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0 (*)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0 (*)
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	On November 3, 2016, Alison D. Masters, on behalf of herself and all other similarly situated shareholders of Gas Natural Inc. filed a complaint, subsequently amended on November 17, 2016 (the “Masters Complaint”) alleging that FR Bison Holdings, Inc., FR Bison Merger Sub, Inc. and First Reserve Energy Infrastructure Fund II, L.P. acquired beneficial ownership of the shares of Common Stock (as defined herein) owned by the Stockholder (as defined herein) as a result of the Support Agreement (as defined herein) described in this Statement on Schedule 13D. In an Amendment to Schedule 13D filed by the Stockholder on December 7, 2016, the Stockholder reported beneficial ownership of 1,040,640 shares of Common Stock, constituting, according to the Stockholder Schedule 13D, 9.9% of the outstanding Common Stock. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) the Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock included in the Stockholder Schedule 13D for purposes of Section 13(d) of the Exchange Act, and for any other purpose, and neither the filing of this Statement on Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

CUSIP No. 367204104	13D

This Amendment No. 1 amends and supplements the Schedule 13D filed jointly by the Reporting Persons (other than FREIF II Echo AIV, L.P. (the “AIV”)) pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on December 8, 2016. This Amendment No. 1 is being filed in order to add the AIV as a Reporting Person as a result of a change in the ownership of FR Bison. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (c) and (f)

This Schedule 13D is filed jointly on behalf of (i) FR Bison Merger Sub, Inc. (“Merger Sub”), (ii) FR Bison Holdings, Inc. (“FR Bison”), (iii) First Reserve Energy Infrastructure Fund II, L.P. (“FREIF II”), (iv) FREIF II Echo AIV, L.P. (the “AIV”), (v) First Reserve Energy Infrastructure GP II, L.P. (“FREI GP”), (vi) First Reserve Energy Infrastructure GP II Limited (“FREI GP II” and together with FREIF II, the AIV and FREI GP, the “First Reserve Partnerships”) and (vii) William E. Macaulay (together with FR Bison, Merger Sub and the First Reserve Partnerships, collectively, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 17, 2017, a copy of which is attached hereto as Exhibit C.

FREI GP II is the general partner of FREI GP, which in turn is the general partner of both FREIF II and the AIV. The AIV is the parent company of FR Bison, which in turn is the parent company of Merger Sub. William E. Macaulay is a United States citizen and the Chairman of FREI GP II, and has the right to appoint the Board of Directors of FREI GP II. By virtue of Mr. Macaulay’s right to appoint the directors of FREI GP II, Mr. Macaulay may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose of or direct the disposition of, any securities held by each of FREI GP II, FREI GP, FREIF II, the AIV, FR Bison and Merger Sub.

Current information concerning the identity and background of each executive officer and director of Merger Sub, FR Bison and FREI GP II is set forth on Annex A, which is incorporated herein by reference in response to this Item 2.

Merger Sub is an Ohio corporation formed for the purpose of acquiring the Issuer. FR Bison is a Delaware corporation formed for the purpose of acquiring the Issuer. FREIF II and the AIV are Cayman Islands exempted limited partnerships formed for the primary purpose of making privately negotiated investments in infrastructure assets or businesses. FREI GP is a Cayman Islands limited partnership formed for the purpose of acting as a general partner or managing member of various investment entities. FREI GP II is a Cayman Islands company formed for the purpose of acting as a general partner or managing member of various investment entities. The principal business office and address of each of the entities identified in this Item 2 is c/o First Reserve, One Lafayette Place, Greenwich, CT 06830.

(d) and (e)

During the last five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any of the persons set forth on Annex A attached hereto, has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following immediately prior to the last paragraph thereof:

Reorganization of Acquisition Structure:

On February 16, 2017, as part of planning for the post-closing ownership of the Issuer, the ownership of FR Bison was assigned by FREIF II to the AIV.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to replace Exhibit C of the Schedule 13D with the following:

Exhibit C	Joint Filing Agreement, dated February 17, 2017

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2017

FR Bison Merger Sub, Inc.

By:	/s/ Matthew S. Raben
Name: Matthew S. Raben
Title: Vice President and Secretary

FR Bison Holdings, Inc.

By:	/s/ Matthew S. Raben
Name: Matthew S. Raben
Title: Vice President and Secretary

First Reserve Energy Infrastructure Fund II, L.P.

By: First Reserve Energy Infrastructure GP II, L.P., its general partner

By: First Reserve Energy Infrastructure GP II Limited, its general partner

By:	/s/ Matthew S. Raben
Name: Matthew S. Raben
Title: Managing Director

FREIF II Echo AIV, L.P.

By: First Reserve Energy Infrastructure GP II, L.P., its general partner

By: First Reserve Energy Infrastructure GP II Limited, its general partner

By:	/s/ Matthew S. Raben
Name: Matthew S. Raben
Title: Managing Director

First Reserve Energy Infrastructure GP II, L.P.

By: First Reserve Energy Infrastructure GP II Limited, its general partner

By:	/s/ Matthew S. Raben
Name: Matthew S. Raben
Title: Managing Director

First Reserve Energy Infrastructure GP II Limited

By:	/s/ Matthew S. Raben
Name: Matthew S. Raben
Title: Managing Director

William E. Macaulay

By:	/s/ Anne E. Gold
Anne E. Gold, attorney-in-fact

Annex A

The name, business address and present principal occupation or employment of each of the executive officers and directors of (i) FR Bison Merger Sub, Inc. (“Merger Sub”), (ii) FR Bison Holdings, Inc. (“FR Bison”) and (iii) First Reserve Energy Infrastructure GP II Limited (“FREI GP II”) are set forth below. Each such person (the “Listed Persons”) is a citizen of the United States unless otherwise noted and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by First Reserve):

Merger Sub and FR Bison

Name	Position	Business Address	Citizenship
Matthew S. Raben*	Vice President and Secretary	(1)	United States

Ryan A. Shockley*	President and Treasurer	(1)	United States

FREI GP II

Name	Position	Business Address
John Richard Barry	Managing Director	(3)	United Kingdom

James C. Berner	Managing Director	(1)	United States

Adi J. Blum	Managing Director	(1)	United States

Cathleen M. Ellsworth*	Managing Director	(1)	United States

Eduard B. Fidler	Director	(3)	Canadian

Mark B. Florian*	Managing Director	(1)	United States

Michael G. France*		(2)	United States

Anne E. Gold	Chief Compliance Officer, Secretary	(1)	United States

John A. Hill*	Vice Chairman, Managing Director	(1)	United States

Will Honeybourne*		(2)	United States

Alex T. Krueger*	President, Co-CEO	(1)	United States

William E. Macaulay**	Co-CEO	(1)	United States

Jeffrey K. Quake*		(1)	United States

Matthew S. Raben	Managing Director	(1)	United States

Eduard Ruijs	Managing Director	(3)	Netherlands

Claudi Santiago	Chief Operating Officer, Managing Director	(3)	Spain

Mark S. Saxe	Managing Director	(2)	United States

Daren R. Schneider	Controller	(1)	United States

Alan G. Schwartz*	General Counsel, Managing Director	(1)	United States

Ryan A. Shockley	Managing Director	(1)	United States

Timothy F. Vincent	Managing Director	(1)	United States

Joshua R. Weiner	Managing Director	(1)	United States

Neil A. Wizel*		(2)	United States

Jennifer C. Zarrilli*	Chief Financial Officer, Managing Director	(1)	United States

*	Board of Directors
**	Chairman

(1)	One Lafayette Place, Third Floor, Greenwich, CT 06830
(2)	600 Travis Street, Suite 6000, Houston, TX 77002
(3)	25 Victoria Street, London, England SW1H 0EX, United Kingdom

EXHIBIT INDEX

Exhibit C	Joint Filing Agreement, dated February 17, 2017